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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

VALENTIS, INC. (Name of Subject Company (issuer)
VALENTIS, INC. (Issuer and Offeror) (Name of Filing Persons (identifying status as offeror, issuer or other person))
WARRANTS TO PURCHASE COMMON STOCK (Title of Class of Securities)
N/A (CUSIP Number of Class of Securities)
Benjamin F. McGraw, III President and Chief Executive Officer Valentis, Inc. 863A Mitten Road Burlingame, California 94010 (650) 697-1900	Copies to: Patrick A. Pohlen, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, California 94025 (650) 328-4600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$8,858,502.48	$1,122.37

(1)
Based on book value of the shares of Common Stock issuable upon exercise of the Warrants and the aggregate exercise price of the Warrants, assuming Warrants to purchase an aggregate of 1,951,212 shares of Common Stock of will be amended and exchanged pursuant to this offer.
(2)
The amount of the filing fee equals $126.70 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

ITEM 1. Summary Term Sheet.

        The information set forth under "Summary of Terms" in the Offer to Amend and Exchange, dated as of April 29, 2004, attached hereto as Exhibit (a)(1)(B), is incorporated herein by reference.

ITEM 2. Subject Company Information.

        (a)   The name of the issuer is Valentis, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 863A Mitten Road, Burlingame, California 94010. The telephone number of its principal executive offices is (650) 697-1900.

        (b)   This Tender Offer Statement on Schedule TO relates to an offer by the Company to the holders of currently outstanding warrants (the "Warrants"), issued pursuant to the Securities Purchase Agreement, dated as of December 2, 2003, the opportunity to amend their Warrants (as amended, the "Amended Warrants"), upon the terms and subject to the conditions described in the Offer to Amend and Exchange and the related Election Form attached hereto as Exhibit (a)(1)(C).

        As of April 28, 2004, there were 37 outstanding Warrants to purchase an aggregate of 1,951,212 shares of the Company's common stock, par value $0.001 per share, at an exercise price of $3.00 per share, all of which warrants are eligible for the Offer to Amend and Exchange.

        The information set forth in the Offer to Amend and Exchange under Section 2 ("Eligibility") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock") is incorporated herein by reference.

        (c)   The information set forth in the Offer to Amend and Exchange under Section 8 ("Price Range of Common Stock") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock") is incorporated herein by reference. No trading market exists for the Warrants or Amended Warrants.

ITEM 3. Identity and Background of Filing Person.

        (a)   The Company is also the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The Company's directors and executive officers as of April 28, 2004 are listed in the table below.

Name	Title
Benjamin F. McGraw, III, Pharm.D.	President, Chief Executive Officer and Chairman
John J. Reddington, Ph.D., DVM	Sr. Vice President, Development
Joseph A. Markey	Senior Director of Finance and Controller
Reinaldo M. Diaz	Director
Patrick G. Enright	Director
Mark D. McDade	Director
Alan C. Mendelson	Director
Dennis J. Purcell	Director
John S. Schroeder, M.D.	Director

ITEM 4. Terms of the Transaction.

        (a)   The information set forth in the Offer to Amend and Exchange under Section 1 ("Purpose of the Offer"), Section 2 ("Eligibility"), Section 3 ("Exchange of Warrants for Amended Warrants"), Section 4 ("Procedures for Tendering Warrants"), Section 5 ("Acceptance of Warrants and Issuance of Amended Warrants"), Section 6 ("Extension of Offer; Termination; Amendment"), Section 9 ("Source and Amount of Consideration; Description of Warrants") and Section 13 ("Certain Material United Stated Federal Income Tax Consequences") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Amend and Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock") is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Amend and Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock") is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

        (a)   The information set forth in the Offer to Amend and Exchange under Section 1 ("Purpose of the Offer") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Amend and Exchange under Section 5 ("Acceptance of Warrants and Issuance Amended Warrants") and Section 9 ("Source and Amount of Consideration; Description of Warrants") is incorporated herein by reference.

        (c)   The information set forth in the Offer to Amend and Exchange under Section 10 ("Information Concerning Valentis") is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Offer to Amend and Exchange under Section 9 ("Source and Amount of Consideration; Description of Warrants") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

        (b)   Inapplicable.

        (d)   Inapplicable.

ITEM 8. Interest in Securities of the Subject Company.

        (a)   The information set forth in the Offer to Amend and Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Amend and Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock") is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Inapplicable.

ITEM 10. Financial Statements.

        (a)(1)     The information set forth in Part II Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2003, filed with the Securities and Exchange Commission (the "SEC") on September 29, 2003, and amended by the Company's Annual Report on Form 10-K/A, filed with the SEC on October 28, 2003, and the information in the Offer to Amend and Exchange under Section 15 ("Additional Information"), is incorporated herein by reference.

        (a)(2)     The information in Part I entitled "Financial Information" of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the SEC on November 14, 2003, in Part I entitled "Financial Information" of the Company's Quarterly Report on Form 10-Q for

the quarter ended December 31, 2003, filed with the SEC on February 17, 2004, and the information in the Offer to Amend and Exchange under Section 15 ("Additional Information"), is incorporated herein by reference.

        (a)(4)     As of December 31, 2003, the book value per share of the Company's Common Stock was $1.54.

        The information incorporated herein by reference is available over the internet at the World Wide Web site of the SEC at http://www.sec.gov. Such information may also be obtained, free of charge, by contacting Joseph Markey at the Company at (650) 697-1900, extension 369.

        (b)   Inapplicable.

ITEM 11. Additional Information.

        (a)   The information set forth in the Offer to Amend and Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock"), Section 12 ("Legal Matters; Regulatory Approval") and Section 15 ("Additional Information") is incorporated herein by reference.

        (b)   Inapplicable.

ITEM 12. Exhibits.

(a)(1)(A)	Letter to Holders of Certain Warrants.
(a)(1)(B)	Offer to Amend and Exchange, dated as of April 29, 2004.
(a)(1)(C)	Form of Election Form.
(a)(1)(D)	Form of Withdrawal Form.
(a)(1)(E)	Instructions to Election Form and Withdrawal Form.
(a)(1)(F)	Form of Amended Warrant.
(a)(4)(A)*	Registration Statement on Form S-3, filed with the SEC on February 13, 2004 (Registration No. 333-112821).
(b)	Inapplicable.
(d)(1)†	Securities Purchase Agreement, dated as of December 2, 2003, by and among Valentis, Inc. and the purchasers.
(d)(2)††	Form of Warrant.
(d)(3)†††	Registration Rights Agreement, dated as of December 2, 2003, by and among Valentis, Inc. and the purchasers.
(d)(4)††††	Amended and Restated 1997 Equity Incentive Plan.
(d)(5)†††††	Amended and Restated 1998 Non-Employee Directors' Stock Option Plan.
(g)	Inapplicable.
(h)	Inapplicable.

*
Incorporated by reference.

†
Incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

††
Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

†††
Incorporated by reference to Exhibit 4.3 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

††††
Incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 filed with the SEC on January 15, 2004 (Registration No. 333-111944).

†††††
Incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 filed with the SEC on January 15, 2004 (Registration No. 333-111944).

ITEM 13. Information Required by Schedule 13E-3.

        Inapplicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VALENTIS, INC.
By:	/s/ BENJAMIN F. MCGRAW, III
Name:	Benjamin F. McGraw, III
Title:	President and Chief Executive Officer
Date:	April 29, 2004

INDEX TO EXHIBITS

(a)(1)(A)	Letter to Holders of Certain Warrants.
(a)(1)(B)	Offer to Amend and Exchange, dated as of April 29, 2004.
(a)(1)(C)	Form of Election Form.
(a)(1)(D)	Form of Withdrawal Form.
(a)(1)(E)	Instructions to Election Form and Withdrawal Form.
(a)(1)(F)	Form of Amended Warrant.
(a)(4)(A)*	Registration Statement on Form S-3, filed with the SEC on February 13, 2004 (Registration No. 333-112821).
(b)	Inapplicable.
(d)(1)†	Securities Purchase Agreement, dated as of December 2, 2003, by and among Valentis, Inc. and the purchasers.
(d)(2)††	Form of Warrant.
(d)(3)†††	Registration Rights Agreement, dated as of December 2, 2003, by and among Valentis, Inc. and the purchasers.
(d)(4)††††	Amended and Restated 1997 Equity Incentive Plan.
(d)(5)†††††	Amended and Restated 1998 Non-Employee Directors' Stock Option Plan.
(g)	Inapplicable.
(h)	Inapplicable.

*
Incorporated by reference.

†
Incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

††
Incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

†††
Incorporated by reference to Exhibit 4.3 to Current Report on Form 8-K filed with the SEC on December 31, 2003.

††††
Incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 filed with the SEC on January 15, 2004 (Registration No. 333-111944).

†††††
Incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 filed with the SEC on January 15, 2004 (Registration No. 333-111944).

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SIGNATURE
INDEX TO EXHIBITS